EXHIBIT 21
JAKKS PACIFIC, INC. SUBSIDIARIES

Subsidiary	Jurisdiction

JAKKS Pacific (HK) Limited	Hong Kong
JAKKS Pacific (Asia) Limited	Hong Kong
JAKKS Pacific/Kidz Biz Limited	United Kingdom
JPI ColorWorkshop Limited	United Kingdom
JAKKS Pacific/Kidz Biz Far East Limited	Hong Kong
Play Along (Hong Kong) Limited	Hong Kong
Road Champs, Inc.	Delaware
Road Champs Limited	Hong Kong
Flying Colors Toys, Inc.	Michigan
Flying Colors Toys (HK) Ltd.	Hong Kong
JP Ferrero Parkway, Inc.	California
JPI ColorWorkshop, Inc.	Delaware
PA Distribution, Inc.	Delaware
Play Along, Inc.	Delaware
Toymax International, Inc.	Delaware
Toymax Inc.	New York
Toymax (H.K.) Limited	Hong Kong
Funnoodle, Inc.	Delaware
Funnoodle (H.K.) Limited	Hong Kong
Go Fly A Kite, Inc.	Delaware
Go Fly A Kite (H.K.) Limited	Hong Kong
Maxverse Interactive, Inc.	Nevada
Creative Designs International, Ltd.	Delaware
Arbor Toys Company Limited	Hong Kong

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